
June 6, 2024

Robert Connelly
President & Chief Executive Officer
Elicio Therapeutics, Inc.
451 D Street
5th Floor
Boston, MA 02210

   Re: Elicio Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed June 3, 2024
     File No. 333-279925

Dear Robert Connelly:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Daniel A. Bagliebter, Esq.